EXHIBIT 23.2

Consent of Independent Auditor

The Board of Directors

Worthington Armstrong Venture:

We consent to the use of our report dated February 17, 2014 with respect to the consolidated balance sheets of Worthington Armstrong Venture and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, partners’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2013, incorporated by reference in the Registration Statement on Form S-8 to be filed by Worthington Industries, Inc. pertaining to the Deferred Compensation Plan for Directors, as amended.

/s/ KPMG LLP

Philadelphia, Pennsylvania

August 15, 2014